

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2005)087(JY)


05007504

19th April, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 18th April, 2005 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

The Standard

日 期 **19th April 2005**



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code: 2388)

ANNOUNCEMENT

A PRESS RELEASE OF UNAUDITED FINANCIAL RESULTS OF BANK OF CHINA LIMITED

SUMMARY

On 18th April, 2005, BOC made a Press Release which included, among other things, the **unaudited** financial performance and results of BOC and its subsidiaries, including the Company, for the period ended 31st March, 2005. BOC, being a state-owned commercial bank established under the laws of the PRC and a joint stock company with limited liability, is wholly-owned by China SAFE Investments Ltd. on behalf of the PRC government and is interested in approximately 65.97% of the issued shares of the Company. Certain extracts from the Press Release are set out below.

THIS IS NOT AN ANNOUNCEMENT OF THE AUDITED OR UNAUDITED FINANCIAL RESULTS OF THE COMPANY FOR THE PERIOD ENDED 31ST MARCH, 2005. THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES OF THE STOCK EXCHANGE OF HONG KONG LIMITED.

On 18th April, 2005, Bank of China Limited ("BOC") made a press release (the "Press Release") which included, among other things, the **unaudited** financial performance and results of BOC and its subsidiaries (collectively, the "BOC Group") for the period ended 31st March, 2005. BOC, being a state-owned commercial bank established under the laws of the People's Republic of China (the "PRC") and a joint stock company with limited liability, is wholly-owned by China SAFE Investments Ltd. on behalf of the PRC government and is interested in approximately 65.97% of the issued shares of the Company. The Press Release contained information including the **unaudited** profit before taxation of the BOC Group as a whole and provided an overview of the operations of the BOC Group for the period ended 31st March, 2005. The Press Release can be downloaded from BOC's website at www.bank-of-china.com. Certain extracts from the Press Release (after minor editing changes) are set out below for the information of the shareholders of the Company.

"BOC Group had a good start in the first quarter of 2005, with all plans progressing smoothly. Asset quality was further improved and operating efficiency was enhanced significantly. The Group recorded a profit before taxation of RMB19.182 billion, representing an increase of RMB5.057 billion or 45.80% compared to the same period in 2004. As at the end of March, BOC Group's non-performing loan ratio (for credit exposures denominated in both local and foreign currencies) stood at 4.67%, down 0.42 percentage points compared to the beginning of this year."

"Business of overseas organisations showed a stable development. As at the end of March, total deposits and total advances of overseas organisations were US$92.471 billion and US$47.690 billion respectively. Syndicated loans and consumer finance also recorded varying degrees of growth. International clearing business maintained the momentum of growth and recorded turnover of US$60.710 billion up to the end of March, representing an increase of US$10.310 billion or 20.46% compared to the same period in 2004."

"On assets and liabilities side, steady growth was recorded. As at the end of March, total assets of BOC Group amounted to RMB4,385.1 billion, representing an increase of RMB137 billion or 3% compared to the end of last year; total liabilities amounted to RMB4,137.8 billion, representing an increase of RMB118.5 billion or 3% compared to the end of last year."

GENERAL

The Company's shareholders and potential investors should note that all the figures contained in the Press Release are **unaudited** figures. Furthermore, the Press Release relates to the BOC Group as a whole, which has operations and investments in the PRC as well as other parts of the world (in addition to those in respect of the Company and its subsidiaries (the "Group")). **Accordingly, figures and discussions contained in the Press Release should in no way be regarded as to provide any indication or assurance on the financial results of the Group for the period ended 31st March, 2005.**

The Company's shareholders and potential investors are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt as to their investment positions.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 18th April, 2005

As at the date hereof, the board of directors (the "Board") of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen** and Mdm. YANG Linda Tsao***